Exhibit 1.1

Press Release

WISeKey Reports H1 2020 Results and Launches Digital Transformation Strategy

WISeKey’s revenue of $8 million and strong cash reserves of $16 million supports investment in Artificial Intelligence as well as new products, IP and faster-growing IoT/Cybersecurity markets

To host a conference call on Tuesday, September 8, at 3:00 p.m. CET / 9:00 a.m. ET

ZUG, Switzerland- September 8, 2020 – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading Swiss cybersecurity and IoT company announced today its financial results for the six-month period ended June 30, 2020 (“H1 2020”).

During H1 2020 WISeKey made significant progress towards achieving its primary objective of becoming a globally competitive company through investments in new technologies, new product launches and joint ventures as part of its digital transformation strategy designed to bring new revenue sources for WISeKey.

WISeKey’s overall results for H1 2020 were affected by the COVID-19 global pandemic and the accompanying global economic downturn. Semiconductors deliveries decreased, as compared to the same period of last year, despite higher demand for semiconductors and cybersecurity offerings in new market segments like drones and home appliances. For H1 2020, WISeKey generated revenue of $8.0 million and an operating loss of $7.3 million; this compares to revenue of $12.5 million and operating loss of $7.9 million in the same period of last year. Of note, WISeKey maintained its strong financial position with cash reserves of $16.0 million at June 30, 2020.

Carlos Moreira, Founder and CEO WISeKey said, “COVID-19 shutdown has significantly altered the fundamentals of the semiconductors and IoT sector, including customer behavior towards developing inventories, directly affecting production by creating supply chain and market disruption, resulting in reduction of business revenues in key sectors for WISeKey such as luxury and in particularly high-end watches. The global spread of COVID-19 which intensified toward the end of the second quarter, resulted in a significant amount of new contracts expected to have been signed before the end of the quarter, to be delayed.  Our clients were affected by the COVID-19 pandemic and by restrictions placed on their operations by governments in order to contain the spread of the virus; these restrictions had a far more severe impact on their businesses than initially predicted.  We are working hard to adjust to this environment and mitigate consequences, having as a priority, the safety and well-being of our employees.  We are working with our network of suppliers to address their production challenges and respond quickly to the current evolving needs of our clients and at the same time we are preparing our operations to handle increased demand for cybersecurity services once this health crisis is resolved.”

Mr. Moreira added, “WISeKey is well positioned to navigate these challenging times, take advantage of opportunities that arise from this situation and successfully overcome this global crisis.”

Peter Ward, CFO of WISeKey said, “Consolidated H1 2020 revenues decreased by 36% in comparison same period last year, driven by the difficult market environment impacting the semiconductors sector as many manufacturers of product secured by WISeKey reduced their inventories (watches, routers, cars) with around 45% fewer deliveries year-on-year. This was partly offset by new sales in products such as Drones and Medical products due to our investments in high growth future revenue segments (such as brand protection) and new technologies added to our platform (such as Data, Blockchain and AI) through equity ownerships in startups and/or market leaders of these technologies. Although gross profit decreased from $4.9 million to $3.3 million in H1 2020, our gross margin improved to 41.4% from 38.9%. Our operating loss decreased to $7.3 million as compared to $7.9 million in the same period of last year, due to steps we took to reduce our operating expenses by $2.1 million year-on-year.  The R&D expense has remained the same, whilst sales & marketing and G&A expenses decreased by $0.4 million and $1.8 million, respectively, as compared to H1 2019. The decline is due to lower travel related expenses, decreased legal costs due to less M&A activities and reduced staff costs.

“Operating free cash flow, representing cash flow from operating activities net of investments in tangible and intangible assets, is a net outflow of $4.1 million during the first half 2020 as compared to a net outflow of $5.9 million in the same period of last year. Thus, given the uncertainty associated with the impacts of COVID-19, we expect our full year 2020 revenue to be in the range of $17.0 - $18.5 million.”

FY 2020 Key Financial Milestones:

The key highlights of the year ended June 30, 2020 were:

•	Strong cash position: cash and cash equivalents together with restricted cash increased to $17.4 million at June 30, 2020, from $16.6 million at December 31, 2019.

•	Substantially improved financial position has paved the way for significant investments in growth initiatives and strategic partners, such as that recently announced with A.I. specialist, arago GmbH

•	Investments in R&D: we continue to support our R&D work with $2.8 million invested during the year to date to develop new products and create business opportunities in cybersecurity, IoT, Microprocessors, Blockchain and AI.

•	Revenue of $8.0 million at an improved margin of 41.4%: our revenues reduced year on year against H1 2019 due to a combination of factors, with 2019 including some one-off revenues such as that relating to the sale of the ISTANA platform to a major car manufacturer, whilst 2020 was hit by delays to deliveries as a result of the COVID-19 pandemic with several clients delaying their deliveries into H2 2020, whilst others were impacted by border restrictions. However, WISeKey’s enhanced position as a vertically integrated Identity Management/IoT/Blockchain service provider and “razor and blade: hardware and software” revenue model, has positioned us well to take advantage of massive opportunities in the market and return to increasing revenues and improved profitability.

•	G&A Cost reductions: the Company incurred $2.0 million less G&A costs during the six months to June 30, 2020 as it made a conscious effort to reduce its expenditure and ensure that its cash reserves would support it through its Digital Transformation process.

Impact of the COVID-19 pandemic

The Covid-19 global pandemic had an impact upon WISeKey’s first half 2020 results. Although initially WISeKey did not see any significant reduction in demand for its products, as the pandemic evolved and more countries around the world implemented partial or full lockdown orders, some of its clients asked to defer delivery of products to a later date. In particular, deliveries to clients in certain countries became impossible due to measures and border controls imposed on imports by governments, whilst other clients in sectors such as the retail,placed order delays.

WISeKey received support from the Swiss government in the form of two long-term loans and also received funding under the Swiss partial unemployment support. WISeKey’s strong cash reserves, combined with agreements by Senior Management and the Board to defer part of their salaries, resulted in no reductions in workforce. Currently, WISeKey is requesting Government support for a relatively small portion of its Geneva based workforce due to work reduction, whilst the rest of its team remains fully employed.

Althought it is impossible to predict the full extent of the impact of the COVID-19 pandemic, the Group remains confident that it has sufficient cash reserves to ensure that it will be able to continue to finance its operating activities for the foreseeable future.

Key Performance Metrics

A summary of the key performance metrics of the Group is set-out in the table below:

US GAAP (Million US$)	2020	2019

Total revenue	8.0	12.5

Total gross profit	3.3	4.9
Gross Margin	41.4%	38.9%

Non-GAAP (Million US$)	2020	2019
EBITDA from continuing operations	(6.6)	(7.2)
Adjusted EBITDA from continuing operations	(6.2)	(5.8)
Adjusted net income/(loss) attributable to WISeKey	(7.0)	(5.2)

	June 30, 2020	December 31, 2019
Total Cash and restricted cash	17.4	16.6

Liquidity and Capital Resources

Cash and cash equivalents together with restricted cash at June 30, 2020 were $17.4 million, compared to $16.6 million at December 31, 2019. During the year, management took several steps to reduce costs in the wake of the COVID-19 pandemic which has, in turn, enabled the WISeKey to maintain a healthy cash reserve. WISeKeynegotiated a new facility with Nice & Green SA as well as revising existing facilities with Yorkville Advisors Global LLC to maintain the cash balance and is well placed to use its funds to support its operating activities through the COVID-19 pandemic, to implement its Digital Transformation plan and to make strategic investments.

WISeKey’s management believes that has sufficient funds to carry its operations through to the end of 2021.

Revenues

For six months to June 30, 2020, WISeKey’s total revenue from continuing operations was $8.0 million. This compares to half-year 2019 revenue from continuing operations of $12.5 million. Revenue from continuing operations decreased by $4.5 million or 36% when compared to the prior period. This is mostly attributable to the following factors:

•	The impact of the COVID-19 pandemic, led to a reduction of approximately $1.1 million through deliveries delayed at the request of clients. It is expected that these deliveries will be made in the second half of 2020, and $0.4 million has already been delivered in July.

•	Our IoT activity was adversely affected by the overall downturn in the semiconductor industry worldwide, itself related to the COVID-19 pandemic. This downturn affected all IoT and microprocessor companies around the globe, with the Semiconductor Applications Forecaster from International Data Corporation forecasting a 7.2% decline in the non-memory semiconductor market.

•	Some clients in the Semiconductor business have moved away from chip-based solutions as products reached the end-of-life and implemented software-only solutions.

With the introduction of the Nanoseal, the next-generation family of secure memory chips, we are positioning our product offering for the next technological evolutions. However, the performance of our IoT segment will remain dependent on the macro-economic factors impacting the semiconductors industry, particularly the ongoing COVID-19 pandemic and the impact this has upon the overall economy.

Revenue by region

Our operations are global in scope and we generate revenue from selling our products and services across various regions. While our operations in Europe have historically contributed the largest portion of our revenues, the revenue generated from North America shows our engagement in this region. We are also building a strategy to expand into new territories in Asia but this has been delayed as a result of the COVID-19 pandemic and the restrictions this has placed upon global travel.

Our revenue from continuing operations by geographic region for the six months ended June 30, 2020 and 2019 is set forth in the following table:

Net sales by region from continuing operations	6 months ended June 30,
USD'000	2020		2019
Switzerland	143	2%	932	7%
Rest of EMEA*	2,822	35%	4,612	37%
North America	4,302	54%	5,369	43%
Asia Pacific	716	9%	1,416	11%
Latin America	41	1%	140	1%
Total Net sales from continuing operations	8,024	100%	12,469	100%
* EMEA includes Europe, Africa and the Middle-East

In Europe, the decrease in revenue is attributable to some non-recurring 2019 revenue generated from the support surrounding the sale and installation of the ISTANA platform of $0.4 million whilst the rest of the decrease is linked to reductions in demand from our clients as they suffer from the downturn in both the wider semiconductors industry and in specific client industries, such as the luxury watch industry.

Percentage of revenue generated from clients in North America increased to 54% in the first half of 2020 compared to 43% in same period of 2019. However, our US portfolio was impacted by the downturn in the semiconductors industry. Whilst our market share with our key clients remained largely unchanged against 2019, the level of orders in the first half of 2020 was significantly reduced. In-line with the WISeKey’s Digital Transformation Plan, we anticipate our North American revenue to increase in 2021 and beyond as we continue to invest in our North American sales team and develop our sales strategy.

Gross profit

While our gross profit from continuing operations decreased by $1.5 million to $3.3 million in the first half of 2020 in comparison with a gross profit of $4.9 million for the first half of 2019, gross margin for the current period increased to 41% as compared to 39% in the corrensponding period of 2019. The slight improvement in our gross margin despite the reduction in revenues is as a result of the products that had been phased out having lower gross margins than the newer products. We anticipate margins to continue to improve as sales will remain focused on the newer, high margin products.

Net Income

Despite lower revenue, WISeKey’s operating loss reduced by $0.6 million or 8% to $7.3 million in the six months ended June 30, 2020 as compared to $7.9 million in the six months ended June 30, 2019. This was principally due to reductions in operating expenses year-on-year, particularly with regards to our general and administrative expenses.

	6 months ended June,		Year-on-Year Variance
(Million US$)	2020	2019

Net sales	8.0	12.5	-36%
Cost of sales	(4.7)	(7.6)	-38%
Gross profit	3.3	4.9	-33%

Other operating income	-	-	n/a
Research & development expenses	(2.7)	(2.6)	4%
Selling & marketing expenses	(3.0)	(3.2)	-6%
General & administrative expenses	(4.9)	(6.9)	-29%
Total operating expenses	(10.6)	(12.7)	17%
Operating income / (loss)	(7.3)	(7.9)	-8%

WISeKey continues to show a relatively heavy cost structure due to its investment strategy and new and innovative lines of business, such as Blockchain, Artificial Intelligence and its Digital Transformation Program.

Digital Transformation Strategy:
The overarching objective for this year for WISekey is to establish a foothold into the Artificial Intelligence of Things (“AIoT”) market to compensate the loss of IoT revenue and maximize near-term revenue, while at the same time create significant market opportunities in sectors such as industry 4, retail, financial transaction, automotive, smart cities, consumer products, healthcare, smart cards, industrial, transportation, and IT infrastructure.  AI plays a growing role in IoT applications and deployments. Both investments and acquisitions in startups that merge AI and IoT have climbed over the past two years. Major vendors of IoT platform software now offer integrated AI capabilities such as machine learning-based analytics. The value of adding AI to the WISeKey platform is its ability to quickly wring insights from data. Machine learning, an AI technology, brings the ability to automatically identify patterns and detect anomalies in the data that smart sensors and devices gather such as temperature, pressure, humidity, air quality, vibration, and sound.

The new WISe Artificial Intellligence of Things, WISeAI integrates semiconductors, smart sensors, IoT systems, Artificial Intelligence and a data cloud to deliver to customers a unique offering to power innovation and digital transformation.

WISeKey’s medium term digital transformation strategy is to leverage its technology platform via long-lasting relationships with strategic partners designed to bring a stream of high-profile clients that are in high demand for cybersecurity solutions, such as AI, digital identity and privacy, secure mobile communication, secure cloud computing, IoT, secure semi-conductors, Blockchain and other innovative technologies offered by WISeKey.

2020 H1 Interim Report
Additionally, investors may download the 2020 H1 Report from WISeKey’s website at https://www.wisekey.com/investors/reports/financial-reports/.

Conference Call & Webcast

Carlos Moreira, CEO and Peter Ward, CFO will host a conference call on Tuesday, September 8, 2020, at 3:00 p.m. CET / 9:00 a.m. ET to discuss these results, recent business developments and growth initiatives. A Q&A session will follow the prepared remarks.

Interested parties may participate in the call by dialing:

United States (Toll)	877-445-9755
United States (Toll Free)	201-493-6744
Spain (fixed) ATT:	900 834 236
Spain (mobile) ATT:	900 834 876

United Kingdom (fixed) ATT:	0 800 756 3429
France (fixed) ATT /excl. Monaco:	0 800 912 848
Switzerland (fixed) ATT:	0 800 835 525
Switzerland (mobile) ATT:	0 800 891 374
Italy (fixed) ATT:	800 791 612
Italy (mobile) ATT:	800 796 508
Netherlands (fixed) ATT:	0 800 023 4340
Netherlands (mobile) ATT:	0 800 022 3580
Germany (fixed) ATT:	0 800 182 0040
Germany (mobile) ATT:	0 800 184 4713

To access the call, please dial-in approximately five minutes before the start time. The call will also be simultaneously webcast over the Internet via this link and such link will also be made available in the “Investor Relations” section of WISeKey’s website http://wisekey.com/investors/.

About WISeKey:

WISeKey (NASDAQ: WKEY / SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey Microprocessors Secures the pervasive computing shaping today's Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.). WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.